EXHIBIT 99.2
                           FORM 51-102F3
                      MATERIAL CHANGE REPORT




1.     Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.     Date of Material Change

The material change occurred at 12:01 a.m. on March 6, 2005.

3.     Press Release

On Monday, March 7, 2005 at approximately 7:01 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada News Wire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A copy of the press release is attached.

4.     Summary of Material Change

On March 7, 2005, the Corporation and Decoma International Inc. ("Decoma") jointly announced that Magna's privatization of Decoma by way of a plan of arrangement under Ontario law, which received shareholder approval on February 28, 2005 and final court approval on March 2, 2005, became effective at 12:01 a.m. on March 6, 2005. As a result, Decoma has amalgamated with Magna pursuant to the plan of arrangement. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting Shares of Decoma not already owned by it, Magna will issue 2,854,400 Class A Subordinate Voting Shares in exchange for Decoma Class A Subordinate Voting Shares and pay approximately Cdn.$37,175,800 to Decoma shareholders who made cash elections and for fractional shares.

5.     Full Description of Material Change

On October 25, 2004, the Corporation issued a press release announcing that it had made separate proposals on October 22, 2004 to the respective boards of directors of its three public subsidiaries, Intier Automotive Inc., Tesma International Inc. ("Tesma") and Decoma, in each case to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, was independent and not conditional on completion of the other transactions. A Material Change Report in respect of this announcement was filed on October 29, 2004 and a Material Change Report in respect of the completion of the Tesma privatization was filed on February 7, 2005.

On February 28, 2005, Decoma's shareholders approved the Decoma plan of arrangement by over 99% of the votes cast by holders of Decoma Class A Subordinate Voting Shares, voting separately as a class. The arrangement was also approved by over 95% of the votes cast by the "minority" holders of Decoma Class A Subordinate Voting Shares. Votes cast by Magna, and parties related to Magna, were excluded for the purposes of the "majority of the minority" approval requirement. A press release describing this development was issued jointly by Magna and Decoma on February 28, 2005.

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On March 2, 2005, the Ontario Superior Court of Justice gave final approval to the arrangement and, following receipt of the court's approval, articles of arrangement, which give effect to the Decoma arrangement, were filed on March 3, 2005 by Magna and Decoma with the applicable governmental authorities.

Magna's privatization of Decoma became effective at 12:01 a.m. on March 6, 2005. As a result, Decoma amalgamated with Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting Shares of Decoma not already owned by it, Magna will issue 2,854,400 Class A Subordinate Voting Shares in exchange for Decoma Class A Subordinate Voting Shares and pay approximately Cdn.$37,175,800 to Decoma shareholders who made cash elections and for fractional shares. For purposes of the cash elections, the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares on the TSX over the five trading days ended March 4, 2005 was Cdn.$88.2856 per share, resulting in a payment of Cdn.$12.8279 per share for Decoma shareholders who made cash elections. Otherwise, Decoma shareholders received 0.1453 of a Magna Class A Subordinate Voting Share for each Decoma Class A Subordinate Voting Share under the arrangement. The Corporation issued a press release on March 7, 2005 confirming this material change.

6.     Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.

7.     Omitted Information

Not applicable.

8.     Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 7th day of March, 2005.